UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Evaxion Ready for Recruitment for Cancer Immunotherapy Phase 2b Trial

Evaxion Biotech A/S (the “Company”) is ready for recruitment for the Company’s EVX-01 Phase 2b clinical trial, in which the Company, in collaboration with Merck*, intends to continue to treat patients with unresectable or metastatic melanoma. The clinical trial will be conducted globally and commence in Australia, with approximately 90 patients being enrolled.

The Company has received regulatory approval from the Australian authorities for the trial and is now awaiting the first patient-first visit (FPFV) in the clinic, which is anticipated before the end of August 2022.

In the clinical trial, the Company will treat patients with unresectable or metastatic melanoma with a unique, personalized cancer medicine in combination with Merck’s checkpoint inhibitor pembrolizumab (Keytruda®) (Standard of Care).

About EVX-01

The Phase 2b trial of EVX-01 will build on the encouraging data obtained from the prior Phase 1 clinical trial that we believe demonstrated the potential of our PIONEER platform and our ability to identify personalized cancer neoepitopes. Importantly, we believe that the trial indicated that EVX-01 will be able to improve the treatment landscape in malignant melanoma and potentially other cancers.

The Phase 2b trial is an open-label, single-arm trial designed to evaluate the efficacy and safety of EVX-01 in combination with Keytruda® in checkpoint inhibitor treatment for naïve adults with unresectable or metastatic melanoma. See clinicaltrials.gov: NCT05309421 for a more detailed description of the trial.

*MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada)

Attached hereto as Exhibit No. 99.1 are updated Product Pipeline and Milestone Charts

Source: Evaxion Biotech

Forward-looking statement

This information provide herein contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, risks associated with the recent invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained herein speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064) and on Form F-3 (File No. 333-265132), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K are certain charts related to Advancing pipeline and Anticipate Key Milestones 2022-23 of Evaxion Biotech A/S.

Exhibits

Exhibit
No.	Description

99.1	Advancing pipeline and Anticipate Key Milestones 2022-23 Charts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: July 1, 2022	By:	/s/ Lori Hollander
Lori Hollander
Vice President, Financial Planning & Analysis